Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 12, 2016, relating to the consolidated financial statements and financial statement schedules of Kilroy Realty, L.P., which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, and the effectiveness of Kilroy Realty, L.P’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Kilroy Realty, L.P. for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

September 29, 2016